Exhibit 2.2

SHARE PURCHASE AGREEMENT

MRS ROSLYN MCLAUGHLIN AND OTHERS
(as Vendors)

and

BIORELIANCE (GLASGOW) LIMITED
(as Purchaser)

and

BIORELIANCE CORPORATION
(as Guarantor)

AGREEMENT for the sale and purchase of the entire issued share capital of Satron Management Services (Technology) Limited

Princes Exchange
1 Earl Grey Street
EDINBURGH
EH3 9AQ
Telephone: 0131 777 7000
Facsimile: 0131 777 7003
E-Mail: enquiries@mcgrigors.com
Web Site: http://www.mcgrigors.com

(i)

Clause	Heading	Page No.
9.1	Guarantee	13
9.2	Continuing Guarantee not affected by other action/inaction	13
9.3	Guarantee valid despite defect	13
10	SURVIVAL OF OBLIGATIONS	13
10.1	Survival of obligations after Completion	13
10.2	Survival of obligations after termination of this Agreement	13
11	TIME LIMITS	13
12	CONSENTS	14
13	POWER OF ATTORNEY	14
13.1	Appointment of attorney	14
13.2	Ratification of attorney acts	14
13.3	Power of attorney irrevocable	14
14	WAIVERS AND REMEDIES	15
15	SUCCESSORS	15
15.1	Agreement binding on successors	15
15.2	Agreement binding on assignees	15
16	COSTS AND STAMP DUTY	15
16.1	Payment of Costs, Losses and Expenses	15
16.2	Stamp Duty	15
17	NOTICES	15
17.1	Notices and deemed receipt	15
17.2	Addresses for notices	16
17.3	No electronic service	16
18	ENTIRE AGREEMENT	17
18.1	Agreement constitutes entire agreement	17
18.2	Acknowledgement from Purchaser	17
19	GOVERNING LAW AND JURISDICTION	17
19.1	Governing Law	17
19.2	Jurisdiction	18
SCHEDULE
SCHEDULE PART 1 Vendors’ holdings and Consideration		22
SCHEDULE PART 2 Details of the Company		24
SCHEDULE PART 3 Warranties		26
SCHEDULE PART 4 Limitations on Liability		32
SCHEDULE PART 5 Index of Documents contained in the Data Room		35

(ii)

THIS AGREEMENT is made the Twelfth day of August 2003 among:-

(1)	THE PERSONS whose names and addresses are set out in Column (1) of Schedule Part 1 (the “Vendors”);

(2)	BIORELIANCE (GLASGOW) LIMITED a company registered in Scotland with registered number SC251884 of Innovation Park, Hillfoots Road, Stirling, FK9 4NF (the “Purchaser”); and

(3)	BIORELIANCE CORPORATION of 14920 Broschart Road, Rockville, Maryland 20850-3349 USA (the “Guarantor”).

WHEREAS:

(A)	Satron Management Services (Technology) Limited (“the Company”) is a private company limited by shares. Further details of the Company are set out in Schedule Part 2.

(B)	The Vendors are the registered holders and beneficial owners or are otherwise able to procure the transfer of the numbers of Sale Shares shown opposite their respective names in column 2 of Schedule Part 1, such numbers of Sale Shares comprising in aggregate the entire issued and allotted share capital of the Company.

(C)	The Vendors have agreed to sell or procure the sale of and the Purchaser has agreed to purchase the Sale Shares for the consideration and upon the terms and conditions set out in this Agreement.

(D)	The Vendors have entered into and executed the Q-One Agreement (as hereinafter defined) which inter alia obliges the Vendors to sell or procure the sale of and the Purchaser to purchase the Sale Shares for the consideration and upon the terms and conditions set out in this Agreement and whereby certain of the Vendors grant warranties to the Purchaser in respect of Q-One Biotech.

IT IS AGREED as follows:-

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

1.1.1	In this Agreement unless the context otherwise requires:-

“Accounting Date” means 30 September 2002;

“Accounts” means the balance sheet of the Company as at the Accounting Date and profit and loss account of the Company for the year ended on the Accounting Date prepared under Part VII of the Companies Act 1985;

“Agreement” means this agreement including the Schedules and the Recitals;

“CA” means the Companies Act 1985;

“Companies Acts” means the 1985 Act, the Business Names Act 1985, the Companies Consolidation (Consequential Provisions) Act 1985, the Company Directors Disqualification Act 1986, and the 1989 Act, together;

“Company” means Satron Management Services (Technology) Limited particulars of which are set out in Schedule Part 2;

“Completion” means completion of the obligations of the parties as regards the sale and purchase of the Sale Shares under and in accordance with this Agreement;

“Completion Date” means the date of completion of the Q-One Agreement;

“Consideration” means the amount set out in Clause 3.1;

“Data Room” means the data room situated at the Offices of McGrigor Donald containing the documents listed in the Data Room Index;

“Data Room Index” means those documents contained in the Data Room and listed in Schedule Part 5;

“Disclosure Letter” means a letter (together with all documentation annexed thereto) described as such of even date from the Vendors’ Solicitors on behalf of the Warrantors disclosing matters for the purpose of Clause 5 and delivered to, and acknowledged in writing with specific reference to this Agreement by, the Purchaser’s Solicitors on behalf of the Purchaser prior to the Purchaser’s execution hereof;

“Event” has the same meaning as set out in the Tax Deed;

“FA” followed by a year means the Finance Act of the year in question;

“FSMA” means the Financial Services and Markets Act 2000;

“the Gormly Shareholder” means Vera Margaret Gormly in her personal capacity only and not as trustee of the AGG 1997 A&M Trust;

“the Gormly Shareholder Warranty Cap” means the aggregate of the sum of £850,000 plus 85% of the Consideration paid to Mrs Vera Margaret Gormly, Mr Alisdair Gormly, Dr Lynn Gardner and AGG 1997 A&M Trust, being the maximum liability for claims under the Warranties, Indemnity, Tax Deed and this Agreement and in respect of any and all claims under the Q-One Agreement and the Q-One Tax Deed;

“IHTA” means the Inheritance Tax Act 1984;

“Indemnity” means the indemnity in Clause 5.8;

“Intellectual Property” means Patents, Trade Marks, Copyright and Domain Names;

“Losses” means actions, proceedings, losses, damages, liabilities, claims, costs and expenses including fines, penalties, clean-up costs, legal and other professional fees relating to the period up to the Completion Date and any VAT payable in relation to any such matter, circumstance or item except to the extent that the Purchaser obtains credit for such VAT as input tax;

“Ordinary Shares” means ordinary shares of £0.10 each in the capital of the Company;

“the Parrott Shareholder” means Margaret Parrott;

“the Parrott Shareholder Warranty Cap” means the aggregate of the sum of £850,000 plus 85% of the Consideration paid to Mrs Margaret Parrott, Mrs Roslyn McLaughlin, Mrs Vivien Howe and Mrs Gillian Donaghy, being the maximum liability for claims under the Warranties, Indemnity, Tax Deed and this Agreement and in respect of any and all claims under the Q-One Agreement and the Q-One Tax Deed;

“Pre-Completion Dividend” means the dividend to be paid prior to Completion of £1,780,000 in aggregate to the Vendors;

“Q-One Agreement” means the share purchase agreement between (1) Gillian Lees and others, (2) the Vendors, (3) the Company, (4) the Purchaser and (5) BioReliance Corporation for the sale and purchase of Q-One Biotech dated of even date with the date of execution of this Agreement;

“Q-One Biotech” means Q-One Biotech Group Limited incorporated in Scotland with registered number SC226293 and having the registered office at Unit 5, Todd Campus, West of Scotland Science Park, Glasgow G20 0XA;

“Q-One Biotech Shares” means the 49,000 C Ordinary Shares of £1 each in the capital of Q-One Biotech registered in the name of the Company;

“Q-One Tax Deed” means the tax deed between the Warrantors (as defined in the Q-One Agreement) (1) and the Purchaser (2) to be delivered on Completion pursuant to the Q-One Agreement;

“Sale Shares” means 2,000 issued Ordinary Shares in the capital of the Company;

“Tax Deed” means the tax undertaking, described as such, in the agreed form granted by the Warrantors to the Purchaser at Completion;

“Taxation” means all forms of taxation, duties, imposts, charges, withholdings, contributions, impositions and levies whatsoever and whenever imposed and whether of the United Kingdom or elsewhere and without prejudice to the generality of the foregoing includes:

(a)	income tax, corporation tax, advance corporation tax, capital gains tax, inheritance tax, value added tax, customs and other import duties, national insurance and social security contributions and any payment whatsoever which a Group Company may be or becomes legally bound to make to any person, revenue, customs or fiscal authority or any other body or authority as a result of any enactment relating to taxation and any other taxes, duties, levies or imposts supplementing or replacing any of the foregoing; and

(b)	all interest, fines or penalties reasonably and properly incurred by the Purchaser or a Group Company in respect of and relating to any of the foregoing but excluding,

for the avoidance of doubt, any such interest, fines or penalties to the extent attributable to any act, omission, negligence or delay on the part of the Purchaser, a Group Company or their respective employees or agents after Completion

“Taxes Act” means the Income and Corporation Taxes Act 1988;

“TCGA” means the Taxation of Chargeable Gains Act 1992;

“VATA” means the Value Added Tax Act 1994;

“Vendors’ Solicitors” means McGrigor Donald, Princes Exchange, 1 Earl Grey Street, Edinburgh EH3 9AQ;

“Warranties” means the statements and representations given by the Warrantors in Clause 5 and Schedule Part 3;

“Warrantors” means the Gormly Shareholder and the Parrott Shareholder together.

1.2	Interpretation

In this Agreement, unless otherwise specified or the context otherwise requires:-

(a)	words importing the singular only and shall include the plural and vice versa;

(b)	words importing any gender shall include all other genders;

(c)	reference to a Clause or Recital is to a clause or recital of this Agreement;

(d)	reference to the Schedule is to the schedule to this Agreement;

(e)	reference to a Paragraph or Part is to a paragraph or part in the Schedule;

(f)	words importing the whole shall be treated as including a reference to any part thereof;

(g)	reference to any statute, regulation, directive, treaty or part thereof shall be construed as reference thereto as amended or re-enacted or as the application thereof is modified by other provisions from time to time (whether before or after the date of execution of this Agreement) and shall be construed as including references to any order, instrument, regulation or other subordinate legislation made pursuant thereto except to the extent that any amendment, extension, consolidation, re-enactment or replacement takes effect after the date hereof has the effect of increasing or extending the liability of any party to this Agreement;

(h)	reference to any Scottish legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept, state of affairs or thing shall in respect of any jurisdiction other than Scotland be deemed to include that which most approximates in that jurisdiction to the Scottish legal term; and

(i)	reference to this Agreement or to any other document shall be construed as references to this Agreement or to that other document as modified, amended, varied, supplemented, assigned, novated or replaced from time to time.

1.2.2	Headings used in this Agreement shall not affect its construction or interpretation.

1.2.3	In construing this Agreement neither the contra proferentem rule nor the ejusdem generis rule shall apply.

1.3	Other References

1.3.1	Words and expressions defined in the Tax Deed shall to the extent not inconsistent bear the same meaning in this Agreement.

1.3.2	In this Agreement a reference to:-

(a)	“writing” or “written” includes faxes and any non-transitory form of visible reproduction or words;

(b)	a document being “in the agreed form” means that it shall be either:-

(i)	in the form agreed by the Vendors and the Purchaser and for identification signed, prior to the Purchaser’s execution hereof, by or on behalf of the Purchaser and the Vendors; or

(ii)	granted, entered into or delivered at Completion;

(c)	a “subsidiary” means a subsidiary within the meaning ascribed to such expression by sections 736 and 736A, of the 1985 Act;

(d)	“subsidiary undertaking” means a subsidiary undertaking within the meaning ascribed to such expression by section 258, of the 1985 Act;

(e)	a “person” includes any individual, firm, company, corporation, body corporate, government, state or agency of state, trust or foundation, or any association, partnership or unincorporated body (whether or not having separate legal personality and wherever incorporated or established) or two or more of the foregoing; and

(f)	a time of the day is to London time and references to a day are to a period of 24 hours running from midnight.

1.3.3	Words and phrases defined in any part of this Agreement bear the same meanings throughout this Agreement.

1.3.4	The Schedule and Recitals form part of this Agreement and have the same full force and effect as if expressly set out in their entirety in the operative part of this Agreement.

1.3.5	A reference in this Agreement to an “FRS” or “SSAP” means a Financial Reporting Standard or a Statement of Standard Accounting Practice (respectively) as adopted and/or issued by the Accounting Standards Board Limited.

2	SALE AND PURCHASE

2.1	Obligation to Sell and Purchase

On and with effect from the Completion Date, but conditional upon the Q-One Agreement becoming unconditional in all respects (other than any condition relating to this Agreement becoming unconditional) each Vendor shall sell or procure to be sold, and the Purchaser shall purchase, the number of Sale Shares set opposite the name of such Vendor in Column (2) of Schedule Part 1 free from all charges, liens, encumbrances and other third party rights and with all rights attached thereto with effect from the date of execution of this Agreement save for the Pre-Completion Dividend.

2.2	Waiver of Rights

Each of the Vendors hereby waives or agrees to procure the waiver of any pre-emption rights which may exist in relation to the Sale Shares pursuant to the Articles of Association of the Company or otherwise.

2.3	Obligations between Exchange and Completion

2.3.1	During the period between exchange and completion, the Vendors shall procure that the Company shall not:

(a)	enter into any agreement or incur a liability of any nature whatsoever;

(b)	dispose or agree to dispose of the Q-One Biotech Shares;

(c)	do anything which results in the net assets of the Company being less than £1;

(d)	enter into any guarantee, indemnity or other agreement to secure any obligation of a third party or create any encumbrance over any of its assets or undertaking;

(e)	allot, issue, redeem or repurchase any share or loan capital (or option to subscribe for the same) of any company;

(f)	amend the memorandum or articles of association of the Company;

(g)	take any action which results in insufficient cash in the Company to meet its liabilities in respect of Taxation;

(h)	declare, make or pay any dividend or other distribution to shareholders other than the Pre-Completion Dividend.

3	CONSIDERATION

3.1	Consideration

The consideration payable for the Sale Shares shall be calculated as follows:-

(a)	of the first £9,306,551 of the Consideration payable pursuant to this Agreement and the Q-One Agreement at Completion, £1,872,915.70 shall be paid to the Vendors in respect of the Sale Shares; and

(b)	24.62968% of the balance of the Consideration payable pursuant to this Agreement and the Q-One Agreement at Completion and 24.62968% of the remainder of the Consideration payable pursuant to this Agreement and the Q-One Agreement as defined and determined in accordance with Clause 5 of the Q-One Agreement shall be payable to the Vendors in respect of the Sale Shares.]

3.2	Entitlement to Consideration

The Consideration shall be divided amongst the Vendors in the percentages set opposite their respective names in Column (3) of Schedule Part 1.

4	COMPLETION

4.1	Time and Place

Completion shall take place on the date provided for completion of the Q-One Agreement.

4.2	Vendors’ Obligations

At Completion the Vendors shall:-

(a)	deliver to the Purchaser:-

(i)	Share Transfers: transfers of the Sale Shares duly executed by the registered holders thereof in favour of the Purchaser, or such nominee of the Purchaser as the Purchaser may nominate, together with the definitive certificates in respect thereof in the names of such registered holders;

(ii)	Powers of Attorney: any power of attorney under which this Agreement or any document referred to herein or executed in pursuance hereof is executed on behalf of any of the parties thereto and such other evidence as the Purchaser may reasonably require of the authority of any person executing on behalf of any of the Vendors;

(iii)	Waivers and consents to transfer: such waivers, consents or documents which may be required by the Purchaser acting reasonably to vest in the Purchaser the full beneficial ownership of the Sale Shares and enable the Purchaser to procure them to be registered in the name of the Purchaser or its nominees;

(iv)	Constitutional documents: the certificate of incorporation, any certificate of incorporation on change of name, statutory registers and minute and other record books (fully written up to the time immediately prior to Completion) and share certificate books of the Company;

(v)	Bank certificates etc: a certificate in the agreed form from the Company’s bankers of the amount standing to the credit or debit of all accounts of the Company as at close of business on the second business day prior to Completion Date together with the cash book balances of the Company and statements reconciling such cash book balances and relevant cheque books with the balances on each such bank account as so certified;

(vi)	Bank mandates: copies of all bank mandates of the Company together with appropriate forms to amend the mandate in respect of each bank account maintained by the Company;

(vii)	Cheque books etc: the cheque books relating to all bank accounts of the Company;

(viii)	Resignation of officers: a written resignation in the agreed form from each of the directors and the secretary named in Schedule 2 in respect of each office so held;

(ix)	The Tax Deed: the Tax Deed duly executed by the Warrantors;

(x)	Share certificate: a duly signed share certificate in respect of the Q-One Biotech Shares;

(xi)	Confirmation: a confirmation in agreed form from each Vendor to the effect that (except as expressly therein mentioned) he has no claim whether as officer or employee against the Company and the Company is in no way indebted to him.

4.3	Meeting

At Completion the Vendors shall procure the transaction of the following business to the Purchaser’s satisfaction at a duly convened and quorate meeting of the board of directors of the Company:

(a)	appointment of such directors, secretary and auditors as the Purchaser may nominate;

(b)	approval for registration (subject only to their being re-presented duly stamped) of the transfers of the Sale Shares and the entry in the register of members of the Company of the transferee(s);

(c)	revocation of all existing bank mandates and instructions for the operation of bank accounts and the issue of new bank mandates and instructions giving authority to persons nominated by the Purchaser;

(d)	the registered office of the Company is changed to such address as the Purchaser may nominate;

(e)	the accounting reference date of the Company is changed to such date as the Purchaser may nominate;

and shall deliver to the Purchaser duly signed Minutes of all such meetings together with duly completed forms 288b, 287 and 225 for filing with the Registrar of Companies.

4.4	Purchaser’s Obligations

At Completion the Purchaser shall, subject to compliance by the Vendors with the obligations incumbent on them under Clauses 4.2 and 4.3, deliver to the Vendors’ Solicitors who are hereby irrevocably authorised to receive the same and whose receipt therefore shall be sufficient discharge to the Purchaser who shall not be concerned with the distribution thereof to and among the Vendors or be answerable for the loss or misapplication thereof the aggregate consideration for the purchase of the Sale Shares as set out in Clause 5.2 of the Q-One Agreement in the manner set out in Clause 6.4 of the Q-One Agreement and thereafter in accordance with Clause 5.4 of the Q-One Agreement.

4.5	Failure of the Vendors

If on the Completion Date the Vendors or any of them shall fail to comply in any material respect with their obligations under clause 4 the Purchaser may by notice in writing to the Vendors (i) defer Completion to a date not more than 28 days following the Completion Date (and the provisions of Clause 4 shall apply to Completion as so deferred) or (ii) proceed to Completion so far as practicable but without prejudice to its rights hereunder or (iii) rescind this Agreement.

4.6	Failure of the Purchaser

If on the Completion Date the Purchaser shall fail to comply in any material respect with its obligations under Clause 4, the Vendors may (provided they are themselves in compliance with Clause 4) by notice in writing to the Purchaser (i) defer Completion to a day not more than 28 days following the Completion Date (and the provisions of Clause 4 shall apply to Completion as so deferred or (ii) proceed to Completion so far as practicable but without prejudice to the rights of the Vendors hereunder or otherwise or (iii) rescind this Agreement.

4.7	Effect of Rescission

If this Agreement is rescinded pursuant to this clause, it shall have no further force and effect and none of the parties shall have any liability in respect thereof, except as regards any antecedent breach, save that the provisions of Clauses 16 (Costs), 17 (Notices) and 18 (Entire Agreement) shall continue in full force and effect.

5	WARRANTIES/INDEMNITY

5.1	Extent of the Warranties

In consideration of the Purchaser agreeing to purchase the Sale Shares on the terms of this Agreement, each of the Warrantors jointly and proportionately and subject to the limitations contained in Schedule Part 4 warrants to the Purchaser that (for the benefit of the Purchaser and its successors in title and separately as trustee for the Company) each of the Warranties is at the date of this Agreement, subject only to the information fully and fairly disclosed in the Disclosure Letter, true and accurate. No other information of which the Purchaser has knowledge shall prejudice any claim under the Warranties or operate to reduce any amount recoverable under a claim under the Warranties.

5.2	Gormly Shareholder and Parrott Shareholder Proportion of Liability

The proportion which the Gormly Shareholder and the Parrott Shareholder bear of the total liability of the Warrantors under this Agreement and the Q-One Agreement will be as set against their respective names in Columns 4 and 5 of Schedule Part 1.

5.3	Warranties given independently

Each of the Warranties is given independently from and (save as provided in clause 5.1 as regards the Disclosure Letter and the limitations contained in Schedule Part 4) shall not be limited by reference to any of the others of them or anything else contained in this Agreement or the Tax Deed or any other agreement or document referred to in this Agreement.

5.4	Breach of Warranty

In the event of any breach of the Warranties (and without restricting the rights or ability of the Purchaser to claim damages on any bases available to it in respect of such breach) the Warrantors shall on demand pay to the Purchaser a sum equal to the greater of:

(a)	the amount by which the value of any asset or assets of the Company is or are less than or (as the case may be) the amount by which any loss and/or liability or liabilities of the Company is or are greater than would have been the case if there had been no breach of the Warranties; and

(b)	the amount by which the aggregate value of the Sale Shares is less than would have been the case if there had been no breach of the Warranties.

5.5	Action for Breach or Non-Fulfilment

The Purchaser may take action for any breach or non-fulfilment of the Warranties notwithstanding that such breach or non-fulfilment was known to or discoverable by the Purchaser before Completion (but subject always to the confirmation given by the Purchaser in paragraph 15 of Schedule Part 4) and notwithstanding that the Purchaser shall delay or otherwise fail to exercise its rights under this Agreement or generally in such regard.

5.6	Waiver of Rights and Claims

Each of the Warrantors hereby irrevocably waives all rights and claims which he may have against the Company in respect of any misrepresentation inaccuracy or omission in or from any information or advice given by it or any of its officers or employees to such Warrantor to enable him to give any of the Warranties or to prepare the Disclosure Letter or to assume any of the obligations assumed or to be assumed by him under this Agreement.

5.7	Vendors’ knowledge

Where any of the Warranties are qualified by the expression “to the best of the knowledge, information and belief of the Warrantors” or “so far as the Warrantors are aware” or any similar expressions or any of them, any such Warranty shall be deemed to include an additional statement that the Warranty has been given after having made due and careful enquiry, including of the other Warrantors and, where appropriate, the Company’s professional advisers.

5.8	Indemnity

The Warrantors covenant jointly and proportionately with the Purchaser that they will pay to the Purchaser, or as the Purchaser may direct to the Company, an amount equal to any Losses incurred by the Company in respect of an Event which occurs before Completion or as a consequence of the combined effect of two or more Events of which at least one occurs or is deemed to have occurred on or before Completion. No liability will arise under this indemnity to the extent that the Losses are met out of the Company’s cash reserves following Completion. Any liability to Taxation will be dealt with under the Tax Deed rather than this Clause 5.8 and the Company’s cash reserves will be used firstly to discharge liabilities under the Tax Deed and, to the extent not required to meet liabilities under the Tax Deed, may be applied to meet any other liabilities. Reference to Events in this Clause 5.8 shall include reference to Events which are deemed to have occurred for any taxation purpose.

6	ANNOUNCEMENTS

6.1	Restrictions on announcements

Subject to Clause 6.2 (Exceptions to restrictions), no party to this Agreement shall issue any press release or other public document containing, or make any public statement or otherwise disclose to any person who is not a party, information which relates to or is connected with or arises out of this Agreement or the matters contained in it, without the prior written approval of the other parties hereto (such approval not to be unreasonably withheld or delayed) as to its content and the manner, timing and extent of its publication. The parties shall consult together upon the form of any such press release, document or statement and the other party shall promptly provide such information and comment as the party issuing such press release, document or statement may from time to time reasonably request.

6.2	Exceptions to restrictions

The provisions of Clause 6.1 (Restrictions on announcements) shall not apply to disclosure of matters required to be made:-

(a)	by virtue of the regulations of any recognised investment exchange as defined by the FSMA;

(b)	by any court or governmental or administrative authority competent to require or request the same;

(c)	by any applicable law or regulation; or

at the request of a regulatory authority to which the person making the disclosure is subject.

7	ASSIGNATION

This Agreement shall not be assignable, save that the Purchaser may at any time assign all or any part of its rights and benefits under this Agreement and any agreement referred to herein, including, without limitation, any of the Warranties, the Tax Deed and any other indemnities, undertakings and obligations given or undertaken by any other party and any cause of action arising under or in respect of any of them, to any Affiliate of the Purchaser (on the basis that if that Affiliate ceases to be an Affiliate of the Purchaser, it shall re-assign to the Purchaser the rights and benefits so assigned to it). Any such assignee may enforce any right or benefit assigned to it as if it had been named in this Agreement as the Purchaser and may recover thereunder as if it had acquired the Sale Shares for the consideration and upon the other terms of this Agreement and had thereby sustained all diminutions of value, losses and expenses in consequence of such acquisition as have been sustained by the Purchaser and any subsequent holder of such share capital, including itself, as if they were all one entity which had retained the ownership of such issued share capital throughout.

For the purposes of this clause, “Affiliate” shall mean any member of the Purchaser’s Group including any subsidiary undertaking.

8	SEVERANCE AND AMENDMENTS

8.1	Illegal, invalid and unenforceable provisions

If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:-

(a)	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(b)	the legality, validity or enforceability in any other jurisdiction of that or any other provision of this Agreement.

8.2	Modification or deletion of illegal, invalid or unenforceable provisions

If any provision of this Agreement is or becomes illegal, invalid or unenforceable but would be legal, valid and enforceable if some part of the provision were deleted or modified, the provision in question shall apply with such modification(s) as may be necessary to make it valid.

8.3	Substitution of provisions

The parties agree, in the circumstances referred to in Clause 8.1 and if Clause 8.2 does not apply, to attempt to substitute for any such illegal, invalid or unenforceable provision a legal, valid and enforceable provision which achieves to the greatest extent possible the same effect as would have been achieved by the illegal, invalid or unenforceable provision. The obligations of the parties under any invalid or unenforceable provision of this Agreement shall be suspended while an attempt at such substitution is made.

8.4	Amendments

No amendment or variation of this Agreement shall be effective unless contained in a written instrument signed by or on behalf of each of the parties. Such instrument may consist of several instruments in the like form each executed by or on behalf of one or more of the parties. References herein to documents “in the agreed form” shall, where appropriate, be construed as references to such documents as so amended.

9	GUARANTEE

9.1	Guarantee

In consideration of the Vendors entering into this Agreement, at their request the Guarantor hereby irrevocably guarantees to the Vendors the due and punctual payment by the Purchaser of all sums due to be paid by the Purchaser under the terms of this Agreement (“the guaranteed obligations”) and undertakes to indemnify and keep the Vendors indemnified from and against any loss, damage and liability occasioned by any failure of the Purchaser to make due and punctual payment.

9.2	Continuing Guarantee not affected by other action/inaction

This guarantee and the Vendors’ rights under it shall not be affected or prejudiced by the Vendors holding or taking any other or further securities guarantees or indemnities in respect of the guaranteed obligations or any of them, or by the Vendors varying releasing or omitting or neglecting to enforce any of the terms of this Agreement and/or any such securities guarantees or indemnities, or by any time being given or any indulgence granted by the Vendors or by any other fact or circumstances which (apart from this provision) would or might discharge a surety or guarantor.

9.3	Guarantee valid despite defect

As a separate and independent stipulation the Guarantor agrees that any moneys payable by the Purchaser under or in respect of the guaranteed obligations and which are not recoverable on the footing of a guarantee whether by reason of any legal limitation disability or incapacity on or of the Guarantor or the Purchaser or any other fact or circumstance and whether known to the Vendors or not shall nevertheless be recoverable from the Guarantor as sole or principal debtor in respect thereof (but not so as to increase in amount the liability of the Guarantor beyond that of the Purchaser) and shall be paid by the Guarantor on demand.

10	SURVIVAL OF OBLIGATIONS

10.1	Survival of obligations after Completion

Notwithstanding Completion each and every right and obligation of the Purchaser and the Vendors under this Agreement shall, except in so far as fully performed at Completion, continue in full force and effect.

10.2	Survival of obligations after termination of this Agreement

Any provision of this Agreement which is expressed or intended to have effect on, or to continue in force after, the termination of this Agreement shall have such effect, or, as the case may be, continue in force, after such termination.

11	TIME LIMITS

Where any obligation under this Agreement is expressed to require performance within a specified time limit that obligation shall continue to be binding and enforceable after the expiry of that time limit if the party so obliged fails to perform that obligation within that time limit (but without prejudice to all rights and remedies available against such party by reason of such party’s failure to perform that obligation within the time limit).

12	CONSENTS

Any consent given by a party under any provision of this Agreement shall be effective only in the instance and for the purpose for which it is given and the giving of any such consent in respect of any act or thing shall not operate as a waiver of any requirement on the party to whom the consent is given not to do that or any other act or thing at any time in the future without such consent.

13	POWER OF ATTORNEY

13.1	Appointment of attorney

Each of the Vendors by their execution of this Agreement appoints the Purchaser to be his Attorney on and with effect from Completion until 30 days after the later of the date of agreement or determination of the Consideration granting to the Purchaser full power on his behalf to exercise all voting and other related rights attaching to the Sale Shares to be sold by that Vendor including in particular, but without prejudice to the foregoing generality, power:-

(a)	to execute a form of proxy in favour of such person or persons as the Purchaser may think fit to attend and vote as that Vendor’s proxy at any general meeting of the members, or separate class meeting of any class of members, of the Company in respect of such Sale Shares in such manner as the Purchaser may decide;

(b)	to pass any resolutions required under section 155 of the 1985 Act to facilitate Completion;

(c)	to consent to the convening and holding of any such meeting and the passing of the resolutions to be submitted at any such meeting on short notice;

(d)	to settle the terms of such resolutions; and

(e)	generally to procure that the Purchaser or its nominees are duly registered as the holders of all the Sale Shares.

13.2	Ratification of attorney acts

Each Vendor hereby ratifies and confirms and hereby undertakes to ratify and confirm all and whatsoever the Purchaser shall lawfully do or cause to be done in pursuance of the power of attorney granted by Clause 13.1 (Appointment of attorney).

13.3	Power of attorney irrevocable

Each Vendor hereby declares that the power of attorney granted by Clause 13.1 (Appointment of attorney) shall be given by way of security and accordingly shall be irrevocable until the date of registration of the transfer of the Sale Shares sold by the relevant Vendor in the books of the Company or the date referred to in Clause 13.1, whichever is the earlier and thereafter the power of attorney shall lapse.

14	WAIVERS AND REMEDIES

The rights of each party under this Agreement:-

(a)	may be exercised as often as necessary;

(b)	are cumulative and not exclusive of rights under the general law; and

(c)	may be waived only in writing and specifically.

Any delay in exercising or failure to exercise any right shall not be a waiver of such right.

15	SUCCESSORS

15.1	Agreement binding on successors

This Agreement shall be binding on the Vendors and their respective executors, personal representatives and successors whomsoever and, unless the context otherwise requires, references to the Vendors shall include references to such executors, personal representatives and successors.

15.2	Agreement binding on assignees

This Agreement shall be binding on, and shall enure for the benefit, of any person to whom any right and/or obligation is validly assigned or transferred pursuant to Clause 7 (Assignation).

16	COSTS AND STAMP DUTY

16.1	Payment of Costs, Losses and Expenses

Save as otherwise stated in this Agreement, each party shall pay its own costs and expenses in relation to the negotiation, preparation, execution and carrying into effect of this Agreement and other agreements referred to in this Agreement.

16.2	Stamp Duty

The Purchaser shall be responsible for payment of all stamp duty in respect of this Agreement and the carrying into effect thereof.

17	NOTICES

17.1	Notices and deemed receipt

Any notice to be given under, or in connection with the matters contemplated by, this Agreement shall be in writing and signed by or on behalf of the party giving it and shall be served by delivering it personally or sending it by pre-paid recorded delivery or registered post (or registered airmail in the case of an address for service outside the United Kingdom) or by facsimile to the address and for the attention of the relevant party set out in Clause 17.2 (or as otherwise notified by that party hereunder). Any such notice shall be deemed to have been received:-

(a)	if delivered personally, at the time of delivery;

(b)	in the case of pre-paid recorded delivery or registered post, 48 hours from the date of posting;

(c)	in the case of registered airmail, five days from the date of posting; and

(d)	in the case of fax, at the time of transmission;

Provided that if deemed receipt occurs before 9am on a business day the notice shall be deemed to have been received at 9am on that day and if deemed receipt occurs after 5pm on a business day, or on a day which is not a business day, the notice shall be deemed to have been received at 9am on the next business day. For the purpose of this Clause 12, “business day” means any day which is not a Saturday, a Sunday or a public holiday in the place at or to which the notice is left or sent.

17.2	Addresses for notices

The addresses and facsimile numbers of the parties for the purposes of Clause 17.1 are:-

Vendors

Address:	McGrigor Donald, Princes Exchange, 1 Earl Grey Street, Edinburgh, EH3 9AQ

For the attention of:	Anna Brown

Fax number:	0131 777 7003

Guarantor

Address:	BioReliance Corporation, 14920 Broschart Road, Rockville, Maryland 20850-3349, USA

For the attention of:	John Coker

Fax number:	001 301 6102592

Purchaser

Address:	BioReliance (Glasgow) Limited, Innovation Park, Hillfoots Road, Stirling, FK9 4NF

For the attention of:	Ray Cosgrove

Fax number:	01786 464764

or such other address or facsimile number as may be notified in writing from time to time by the relevant party to the other party.

17.3	No electronic service

For the avoidance of doubt notice given under this Agreement shall not be validly served if sent by e-mail.

18	ENTIRE AGREEMENT

18.1	Agreement constitutes entire agreement

This Agreement, the Q-One Agreement and the documents referred to in each of them (together the “Acquisition Documents”), constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement.

18.2	Acknowledgement from Purchaser

Except for any misrepresentation or breach of warranty which constitutes fraud each of the parties:-

(a)	acknowledges that the Acquisition Documents supersede and extinguish any previous agreements between the parties in relation to the subject matter of this Agreement and any representations and warranties previously made or given other than those contained in this Agreement; and

(b)	acknowledges and agrees that in entering into the Acquisition Documents, it does not rely on, and shall have no remedy in respect of, any statement, representation, warranty or undertaking (whether negligently or innocently made) of any person (whether a party to this Agreement or not) other than as expressly set out in this Agreement as a Warranty.

19	GOVERNING LAW AND JURISDICTION

19.1	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Scotland.

19.2	Jurisdiction

The parties hereto submit to the non-exclusive jurisdiction of the Court of Session as regards any claim, dispute or matter arising out of or relating to this Agreement and its implementation or effect.

IN WITNESS of which the parties have executed in the Agreement as follows:-

SUBSCRIBED by the said MRS ROSLYN McLAUGHLIN

at
on the	day of	2003

before this witness
Witness
Full Name
Address

SUBSCRIBED by the said MRS VIVIEN HOWE

at
on the	day of	2003

before this witness
Witness
Full Name
Address

SUBSCRIBED by the said MRS GILLIAN DONAGHY

at
on the	day of	2003

before this witness
Witness
Full Name
Address

SUBSCRIBED by the said MRS VERA MARGARET GORMLY

at
on the	day of	2003

before this witness
Witness
Full Name
Address

SUBSCRIBED by the said MR ALISDAIR W G GORMLY

at
on the	day of	2003

before this witness
Witness
Full Name
Address

SUBSCRIBED by the said MRS MARGARET PARROTT

at
on the	day of	2003

before this witness
Witness
Full Name
Address

SUBSCRIBED by the said DR LYNN GARDNER

at
on the	day of	2003

before this witness
Witness
Full Name
Address

SUBSCRIBED by the said Trustees of the
AGG 1997 A&M TRUST

at
on the	day of	2003
by

Trustee
Full Name
Trustee
Full Name

SUBSCRIBED for and on behalf of
BIORELIANCE (GLASGOW) LIMITED

at
on the	day of	2003
as follows

Director

Director/Secretary

SUBSCRIBED for and on behalf of the said
BIORELIANCE CORPORATION

at
on the	day
of	2003
by

Director
in the presence of
Witness
Full Name
Address

SCHEDULE PART 3

Warranties

1	Corporate

1.1	The Company is a private company limited by shares and the information contained in Schedule Parts 1 and 2 is true and accurate.

1.2	The Sale Shares have been issued in proper legal form and are fully paid or credited as fully paid and now and on Completion will be all beneficially owned by the Vendors as set out in the Schedule Part 1 free from all claims liens encumbrances and equities.

1.3	Except as expressly contemplated by this Agreement, there is no debenture or loan capital or any agreement to create or issue any debenture or loan or share capital of the Company or any option to subscribe for or acquire or any agreement to put under option any debenture or loan or share capital of Satron and no person has the right (whether pursuant to conversion or otherwise) to call for the issue of any debenture or share or loan capital of the Company under any agreement or other arrangement presently in force.

1.4	The Company does not have and has never had any nor been a subsidiary or an associated company of another company or a member of a consortium for tax purposes and nor has it ever been the legal or beneficial owner of any share or loan capital of any company other than the Q-One Biotech Shares.

1.5	The register of members and other statutory books of the Company have been properly kept and contain an accurate record of the matters with which they should deal; and no notice or allegation, that any of them is incorrect or should be rectified, has been received.

1.6	The Vendors are the beneficial owners of the Sale Shares and there is not now nor is there any agreement or arrangement to create any pledge, lien, charge, encumbrance or other third party right on over or affecting any of the Sale Shares and no claim has been made by any person to be entitled to any of the foregoing.

1.7	A copy of the Memorandum and Articles of Association of the Company is attached to the Disclosure Letter, is true and complete and has embodied therein or annexed thereto a copy of every such Resolution or Agreement as is referred to in Section 380(2) of the Companies Act.

1.8	The Company has complied with all its obligations under the Companies Act.

1.9	No order has been made or resolution passed or petition presented for the winding-up or other dissolution of the Company and no receiver or manager or administrator has been or can be appointed over any of its assets.

1.10	Save as set out in the Disclosure Letter, the Company has never traded or incurred any liabilities (whether actual or contingent, present, future or otherwise) or declared or paid any dividends or effected any distribution (for tax purposes or otherwise) of or in respect of its assets or share capital and, except for the acquisition of the Q-One Biotech Shares, has not acquired or disposed of any business or material assets or agreed to do so.

1.11	The Company has never entered into and there is not now outstanding any guarantee or warranty or indemnity or bond or suretyship given by the Company in favour of any person.

1.12	There are no sums owed by any Vendor to the Company nor by the Company to any Vendor.

1.13	The Company is not, nor has it agreed to become, a member of any joint venture, consortium, partnership or other unincorporated association.

1.14	The Company is not engaged in any litigation or arbitration proceedings, as plaintiff or defendant; there are no such proceedings pending or threatened, either by or against the Company.

1.15	There is no dispute with any revenue or other official department in the United Kingdom or elsewhere, in relation to the affairs of the Company, and there are no facts known to the Vendors which may give rise to any such dispute.

1.16	Except as provided for in this Agreement or the Q-One Agreement, no power of attorney given by the Company is in force.

1.17	There are no outstanding authorities (express or implied) by which any person may enter into any contract or commitment to do anything on behalf of the Company.

2	Accounts

2.1	The Accounts have been prepared in accordance with the historical cost convention; and the bases and policies of accounting, adopted for the purpose of preparing the Accounts, are the same as those adopted in preparing the accounts of the Company in respect of the two last preceding accounting periods.

2.2	The Accounts:-

(a)	give a true and fair view of the assets, liabilities of the Company at the Accounting Date and its profits for the financial period ended on that date;

(b)	comply with the requirements of the Companies Acts;

(c)	comply with current FRSs applicable to the Company; and

(d)	are not affected by any extraordinary, exceptional or non-recurring item.

2.3	All the accounts, books, ledgers, financial and other records, of whatsoever kind, of the Company are in its possession and reflect with reasonable accuracy the financial position of the Company as at their date.

3	Taxation

3.1	General

3.1.1	The Company has not within the last six years been the subject of an investigation by the Inland Revenue or any other relevant taxation authority (other than routine visits and routine audits), and the Warrantors are not aware of any facts or matters which are expected to lead to any such investigation.

3.1.2	To the extent required by generally accepted accounting principles, the Accounts make provision or reserve for all Taxation which the Company was at the Accounting Date liable to pay.

3.1.3	To the extent required by generally accepted accounting principles, the Accounts make provision for deferred Taxation.

3.1.4	The Company is and always has been resident for Tax purposes only in the jurisdiction in which it is incorporated.

3.1.5	The Company has kept and preserved all such records and information that it is required by law to maintain to enable it to deliver correct and complete returns for its accounting periods.

3.1.6	The Company has duly and punctually made all instalment payments required by the Corporation Tax (Instalment Payments) Regulations 1998, details of all such instalment payments made since the Accounts Date are set out in the Disclosure Letter and all such instalment payments have been made on the basis of a reasonable estimate of the Company’s tax liability for the relevant accounting period.

3.2	Compliance

3.2.1	The Company has in the last six years (and will before the date hereof have) submitted to all relevant taxation authorities (whether of the United Kingdom or elsewhere) by the requisite dates all returns which it is required by law to make where the date for making such returns has passed.

3.2.2	All such returns are complete and accurate in all material respects and are not the subject of any question or dispute and so far as the Warrantors are aware are not likely to become the subject of any question or dispute with any such taxation authority.

3.2.3	All payments by the Company to any person which ought to have been made under deduction of Taxation have been so made and the Company has (if required by law to do so and the due date of making such payment to the relevant tax authority has passed) accounted to the relevant taxation authority for the Taxation so deducted.

3.2.4	The Company has duly and punctually paid all Taxation which it has become liable to pay and it has not in the last three years paid or become liable to pay any penalty, fine or surcharge in connection with Taxation.

3.2.5	The Company has not in the last six years received any notice of enquiry into any return made by the Company.

3.3	Capital Allowances

No balancing charge under the Capital Allowances Act 2001 (or other legislation relating to any capital allowances) would be made on the Company on the disposal of any pool of assets (that is to say all those assets expenditure relating to which would be taken into account in computing whether a balancing charge would arise on a disposal of any of those assets) or of any asset not in such a pool, on the assumption that a disposal is made for a consideration equal to the book value shown in or adopted for the purpose of the Accounts for the assets in the pool.

3.4	Capital Gains

3.4.1	No chargeable profit or gain would arise in respect of any asset of the Company:-

(a)	treated as such in the Accounts if that asset were to be disposed of for a consideration equal to the value attributed thereto in the Accounts;

(b)	acquired after the Accounting Date if that asset were to be disposed of for a consideration equal to the consideration given for its acquisition,

in each case disregarding any statutory right to claim any allowance or relief other than amounts deductible under TCGA Section 38.

3.4.2	The Company has not made any claims under any of TCGA Sections 152 to 157, 165, 172 or 175 insofar as such claims affect the chargeable gain or allowable loss which would arise on a disposal by the Company of any of its assets

3.5	Tax avoidance

3.5.1	The Company has never been party to or concerned with any scheme or arrangement of which the main purpose or one of the main purposes was the avoidance of a liability to Taxation.

3.5.2	So far as the Warrantors are aware, the Company has not entered into or been a party to transactions to which any of the following provisions could apply: ss. 703, 730, 739, 770, 774, 776, 779, 780, 781 or 786 Taxes Act, or schedule 9 paragraph 13 Finance Act 1996, without in the appropriate cases, having received clearance in respect thereof from the Inland Revenue.

3.6	Value Added Tax

3.6.1	The Company is not and has never been treated for the purposes of Section 43 VATA (groups of companies) as a member of a group.

3.6.2	The Company is a registered and taxable person for the purposes of the VATA and has complied with and observed in all material respects the terms of all statutory provisions, directions, conditions, notices and agreements with HM Customs and Excise relating to VAT. The Company has maintained and obtained accounts, records, invoices and other documents (as the case may be) appropriate or requisite for the purposes of VAT.

3.6.3	The Company:-

(a)	is not, nor in the two years prior to Completion has been, in arrears with any payments or returns or notifications under any statutory provisions, directions, conditions or notices relating to VAT, or liable to any forfeiture or penalty or interest or surcharge or to the operation of any penalty, interest or surcharge provision;

(b)	has not been required by HM Customs and Excise to give security.

3.6.4	The Company has not since the Accounting Date been, and will not prior to Completion be, treated as having made any supply of goods or services for the purposes of VAT where no supply has in fact been made by the Company.

3.6.5	The Company has not in the last three years received a surcharge liability notice under VATA Section 59 (default surcharge) or a penalty liability notice under VATA Section 64 (persistent misdeclarations).

3.6.6	All supplies made by the Company are taxable supplies and the Company is not and so far as the Warrantors are aware will not be denied credit for any input tax by reason of the operation of s.26 VATA and regulations made thereunder.

3.7	Close Companies

3.7.1	The Company is a close company as defined in Taxes Act Section 414 but is not and has never been a close investment holding company within the meaning of Taxes Act Section 13A.

3.7.2	The Company has not in the last six years been liable to Taxation under the provisions of Taxes Act Sections 418 to 422.

3.8	Stamp Duty

There is no instrument in the possession of the Company which is necessary to establish the Company’s title to any right or asset which is liable to stamp duty in the United Kingdom or elsewhere but which has not been duly stamped.

3.9	Distributions

Save as set out in the Disclosure Letter, no distribution within the meaning of ss.209, 210 and 212 Taxes Act has been made by the Company except dividends shown in its audited accounts nor is the Company bound to make any such distribution.

3.10	Inheritance Tax and Gifts

3.10.1	There are not in existence any circumstances whereby any such power as is mentioned in s.212 Inheritance Tax Act 1984 could be exercised in relation to any shares in, securities of, or assets of, the Company.

3.10.2	The Company is not liable to be assessed to corporation tax on chargeable gains or to inheritance tax as donor or donee of any gift or transferor or transferee of value.

3.10.3	The Company has not been a party to associated operations in relation to a transfer of value within the meaning of s.268 Inheritance Tax Act 1984.

3.10.4	No Inland Revenue charge (as defined in s.237 Inheritance Tax Act 1984) is outstanding over any asset of the Company or in relation to any shares in the capital of the Company.

3.10.5	The Company has not received any asset as mentioned in s.282 TCGA 1992.

3.11	Investment Company Deductions

There has not been a change in ownership of the Company within the meaning of s.769 Taxes Act in the period commencing three years before the Accounting Date.

4	Property

The Company does not own or lease, nor has it ever owned or leased, any heritable or leasehold property.

5	Employment

The Company does not have, nor has it ever had, any employees.

6	Assets

The Company owns no assets other than the Q-One Biotech Shares which it beneficially owns free from any encumbrance, lien or charge.

7	Intellectual Property

The Company does not own or use any Intellectual Property.

SCHEDULE PART 4

Limitations on Liability

The provisions of this Schedule Part 4 together with Clauses 7.1.3 and 7.1.4 of the Q-One Agreement shall operate, inter alia, to limit and reduce the liability of the Warrantors in respect of claims under the Warranties and, where expressly stated to do so, the Tax Deed. The parties agree as follows:-

1	the Warrantors shall not be liable for any individual claim under the Warranties or the Tax Deed unless the amount of such claim exceeds £10,000 and claims excluded by this paragraph shall be ignored for all purposes;

2	In addition to paragraph 1 above, the Warrantors shall only have a liability under the Warranties, Indemnity or the Tax Deed for amounts in excess of any cash held by the Company at Completion;

3	claims against the Warrantors under the Warranties, the Indemnity and the Tax Deed shall be wholly barred and unenforceable unless written particulars thereof (giving reasonable details of the specific matter or claim in respect of which such claim is made) shall have been given to the Warrantors within a period of seven years from the date of Completion (in the case of any claim under the Indemnity, the Tax Deed or under the Tax Warranties) or 12 months from the date of Completion (in the case of any other claim under the Warranties). Any such claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn after the expiration of nine months after the expiration of such period of seven years from the date of Completion (in the case of any claim under the Indemnity, the Tax Deed or Tax Warranties) or after the expiration of nine months after the period of 12 months from the date of Completion (in the case of any other claim under the Warranties) unless legal proceedings in respect of it have been commenced by being both issued and served upon the Warrantors; Provided that the time limits contained in this paragraph (2) shall not apply where the claim in question arises as a result of the fraud or wilful neglect or default of the Warrantors;

4	if the Warrantors pay to the Purchaser or the Company an amount in respect of a claim under the Warranties or the Indemnity and the Purchaser or the Company subsequently recovers (whether by payment, discount, credit or otherwise) from a third party (including any taxation authority) a sum which is referable to that claim, the Purchaser shall (or shall procure the person to whom the Warrantors paid the said amount shall) forthwith repay to the Warrantors so much of the said amount as is equal to the sum recovered from the third party (or such lesser amount as the Warrantors shall have so paid to the Purchaser or the Company) less all reasonable costs and expenses incurred by the Purchaser or the Company in recovering the same;

5	where the Purchaser or a Company is legally entitled to recover from some other person (not being another member of the Purchaser’s Group, or any employee or officer thereof or any Vendor or under any insurance policy effected after Completion) any sum in respect of any matter the subject of a claim under the Warranties which the Warrantors have previously irrevocably and unconditionally satisfied in full, the Purchaser or Company (as appropriate) shall (subject first to being indemnified and secured to its or their reasonable satisfaction against all costs and expenses which it or they may reasonably incur thereby) take all reasonable steps to enforce such recovery (keeping the Warrantors informed of the progress of any action taken) and account to the Warrantors originally satisfying the claim for any amounts they recover less the costs and expenses incurred by the Purchaser or the relevant Company;

6	payment of any claim under the Warranties, the Indemnity, the Tax Deed or the Q-One Agreement or the Q-One Tax Deed in respect of a loss or liability shall pro tanto satisfy and discharge any other claim thereunder which is capable of being made in respect of the same loss or liability;

7	if any person is entitled to make a claim in respect of any act, event or default both under any of the Warranties and also under the Tax Deed or the Indemnity such claim shall be made under the Warranties or the Tax Deed or the Indemnity at the option of the Purchaser and any amount payable under the other agreement shall be reduced to the extent of such claim;

8	any amount paid by the Warrantors to the Purchaser or the Company in respect of a claim under the Warranties, the Tax Deed, the Indemnity or the Q-One Agreement or the Q-One Tax Deed shall be treated as a reduction pro-rata in the purchase consideration paid by the Purchaser for the Sale Shares;

9	the Warrantors shall not be liable for any claim under the Warranties which would not have arisen but for an act, event, omission or default outside the ordinary course of business occurring after Completion;

10	the Warrantors shall not be liable for any claim under the Warranties to the extent that:-

(a)	it is provided for or reserved or noted in the Accounts;

(b)	such liability arises or is increased as a result of a change in the law (or practice of the Inland Revenue) after the date hereof;

(c)	it arises as a result of any change in the accounting policy or practice or in the accounting reference date of the Company after the date hereof;

11	notwithstanding any breach of the Warranties the Purchaser shall not following Completion be entitled to treat the Warrantors as having repudiated this Agreement or be entitled to rescind this Agreement;

12	the Warranties are given solely on the basis that the Company continues to carry on its business after Completion as a going concern;

13	nothing in this Agreement shall in any way diminish the duty at law of the Purchaser to mitigate the loss arising from any breach of the Warranties;

14	save in respect of statements made fraudulently, the parties accept that they are to have no rights or liabilities in respect of pre-contractual statements;

15	the Purchaser confirms to the Warrantors that it is not actually aware of any matter or thing which could give rise to a breach of any of the Warranties at the date of this Agreement;

16	the provisions of this part of the Schedule shall remain in force and be fully applicable in all circumstances and in particular shall not be discharged by any breach of this Agreement whatever its nature or consequence;

17	the aggregate maximum liability of the Gormly Shareholder and the Parrott Shareholder in relation to any claim under the Warranties, the Tax Deed, the Indemnity, this Agreement and in respect of claims under the Q-One Agreement and the Q-One Tax Deed shall not exceed the Gormly Shareholder Warranty Cap and the Parrott Shareholder Warranty Cap respectively.